Form 20-F
period 2005-02-28
GRACECHURCH CARD FUNDING NO 3 PLC; GRACECHURCH RECEIVABLES TRUSTEE LTD; BARCLAYCARD FUNDING PLC
filed 2005-06-30
CIK 1221842, 1098061, 1096348

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(MARK ONE)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 (NO FEE REQUIRED)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO (NO FEE REQUIRED)

Commission file numbers 333-103800

Gracechurch Card Funding
(No. 3) PLC

(Exact name of Registrants as specified in their charters)
England and Wales
(State or other jurisdiction of incorporation or organization)
1 Churchill Place
London E14 5HP
United Kingdom
44-(0)207-699-5000

Barclaycard Funding PLC

(Exact name of Registrants as specified in their charters)
England and Wales
(State or other jurisdiction of incorporation or organization)
1 Churchill Place
London E14 5HP
United Kingdom
44-(0)207-699-5000

Gracechurch Receivables
Trustee Limited

(Exact name of Registrants as specified in their charters)
Jersey, Channel Islands
(State or other jurisdiction of incorporation or organization)
26 New Street
St. Helier
Jersey JE2 3RA
44-1534-814814
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:   None

Securities registered or to be registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Name of Each Exchange on Which Registered
$900,000,000 Class A Floating Rate Asset-Backed Notes(1)	None

$50,000,000 Class B Floating Rate Asset-Backed Notes(1)	None

$50,000,000 Class C Floating Rate Asset-Backed Notes(1)	None

Medium Term Note Certificate(2)	None

Investor Certificate(3)	None

Indicate by check mark whether the registrants: (1), (2), (3) and (4) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (5) have been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17  ☐          Item 18  ☐          Incorporated by Reference to filings on Form 6-K  ☑

(1)	Gracechurch Card Funding (No. 3) PLC is the registrant for the Class A Notes, the Class B Notes and the Class C Notes.

(2)	Barclaycard Funding PLC is the registrant for the Medium Term Note Certificate.

(3)	Gracechurch Receivables Trustee Limited is the registrant for the Investor Certificate.

Gracechurch Card Funding (No.3) PLC is referred to as the “Company”.

     This Annual Report on Form 20-F relates to:

•	Gracechurch Card Funding (No.3) PLC and the $900,000,000 Class A Floating Rate Asset-Backed Notes, the $50,000,000 Class B Floating Rate Asset-Backed Notes and the $50,000,000 Class C Floating Rate Asset-Backed Notes (collectively, the “Notes”) issued pursuant to a trust deed dated April 8, 2003 (the “Trust Deed”), between the Company and The Bank of New York, as note trustee.

•	Gracechurch Receivables Trustee Limited (the “Receivables Trustee”) and the receivables trust, the property of which includes all present and future receivables arising under all MasterCard and VISA credit and charge card accounts of individual cardholders originated by the Barclaycard business unit of Barclays Bank PLC that have not been identified as non-designated accounts and that are denominated in pounds sterling with a billing address within England, Wales, Scotland, Northern Ireland or a permitted additional jurisdiction or a restricted additional jurisdiction. The Receivables Trustee was formed under the laws of Jersey, Channel Islands on September 29, 1999. All of the issued share capital of the Receivables Trustee is held by nominees of a trust company formed in Jersey, Bedell Cristin Trustees Limited, on the terms of a general charitable trust.

•	Barclaycard Funding PLC (the “Medium Term Note Issuer”) which purchased an investor certificate (the “Investor Certificate”) pursuant to the Series 03-1 MTN Supplement, dated April 8, 2003, between the MTN Issuer and The Bank of New York, as security trustee (the “Series 03-1 MTN Supplement”) and issued the Series 03-1 medium term note certificate (the “Series 03-1 MTN Certificate”) pursuant to a security trust and cash management deed, dated November 23, 1999 as supplemented by the Series 03-1 MTN Supplement.

     Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the registration statement on Form F-1 for the Notes filed with the Securities and Exchange Commission on September 26, 2002 and amended by pre-effective amendments on March 25, 2003 and March 26, 2003 (the “Registration Statement”).

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

     Monthly Trust Cash Manager’s Reports for the monthly periods ending:

     January 31, 2004, February 29, 2004, March 31, 2004, April 30, 2004, May 31, 2004, June 30, 2004, July 31, 2004, August 31, 2004, September 30, 2004, October 31, 2004, November 30, 2004 and December 31, 2004.

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

Allocations of Charged-Off Receivables Could Reduce Your Payments

We anticipate that the servicer will charge off or write off as uncollectable some of the receivables. Each class of investor interest in the receivables trust will be allocated a portion of those charged-off receivables. If the amount of charged-off receivables allocated to the investor interest exceeds the amount of funds available to cover those charge-offs, the investor interest will be reduced. This could cause the holders of the notes to not receive the full amount of principal and interest due to them. Any loss will be borne by the noteholders in the order of subordination of the notes, with the class C notes bearing the first losses, followed by the class B notes and finally the class A notes.

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

Inability of Noteholders to Receive the Full Percentage Allocation of Principal Collections During the Regulated Amortisation Period Could Delay Payments on Your Notes or Cause a Loss on Your Notes

Some pay out events will cause the start of the regulated amortisation period rather than the rapid amortisation period. During a regulated amortisation period, not all of the principal collections allocated to the investor interest may be used to make payments of principal to the MTN Issuer as they would be during a rapid amortisation period. Instead, principal payments to the MTN Issuer — and thus ultimately on your notes — will be limited to the controlled deposit amount. This could cause you to receive payments of principal more slowly than you would during a rapid amortisation period. Since some of the pay out events that result in the start of a regulated amortisation period are caused by a deterioration in the performance of the receivables, a delay in the principal payments on your notes could expose you to an increased risk of losses on your notes or a delay in payment on your notes.

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

Notwithstanding the steps that have been and may be taken to ensure that the insolvency of the MTN Issuer will be remote, the MTN Issuer is included in the Barclays Group registration for VAT purposes. As a company included in that group registration, broadly, it will be liable, on a joint and several basis with all other companies in the VAT group registration, for the VAT liability of the representative member of the VAT group — Barclays Bank PLC — arising only during the MTN Issuer’s period of membership. Accordingly, these secondary liabilities for VAT could increase the likelihood of the MTN Issuer becoming insolvent. In addition, there are provisions in the UK tax code that are designed to enable the UK HM Revenue and Customs to collect corporation tax from one member of a group where another member of the group has failed to discharge certain taxes due and payable by it within a specified time period.

If the MTN Issuer were required to pay any VAT due from the representative member of the Barclays VAT group or to become liable for corporation tax liabilities of another member in the Barclays Group, which the MTN Issuer was unable to meet, the UK HM Revenue and Customs could seek to put the MTN Issuer into insolvency. This could cause an early redemption of your notes or a loss on your notes.

Issuance of Additional Series May Adversely Affect Your Rights by Diluting Your Voting Power

The MTN Issuer has issued eight series (of which seven remain outstanding as series 99-1 was repaid in November 2002) and may issue additional series of medium term notes or certificates in connection with the issuance of other series of investor certificates. The holder of the medium term notes or certificates of each series — including the Company — may require the MTN Issuer, as investor beneficiary, to take action or direct actions to be taken under the declaration of trust and trust cash management agreement or a supplement. However, the consent or approval of holders of a percentage of the total principal balance of the medium term notes or certificates of all series might be necessary to require or direct those actions. These actions include terminating the appointment of the servicer under the beneficiaries servicing agreement or the trust cash manager under the declaration of trust and trust cash management agreement. Thus, the holder of any new series of medium term notes or certificates will have voting rights that will reduce the percentage interest of the Company as holder of a medium term note certificate. Holders of medium term notes or certificates of other series — or persons with the power to direct their actions — may have interests that do not coincide with the interests of the Company — or the persons with the power to direct the Company. This may restrict your ability to ultimately direct the MTN Issuer to take the actions referred to above.

Insolvency of the Transferor May Result in an Inability to Repurchase Receivables

None of the MTN Issuer, the receivables trustee or the Company has undertaken or will undertake any investigations, searches or other actions to verify the details of the receivables — other than steps taken by the Company to verify the details of the receivables — or to establish the creditworthiness of any cardholder on the designated accounts. The MTN Issuer, receivables trustee and the Company will rely solely on the representations given by the transferor to the receivables trustee about the receivables, the cardholders on the designated accounts, the designated accounts and the effect of the assignment of the receivables.

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

If a credit or charge card agreement has not been executed or modified in accordance with the Consumer Credit Act, it may be unenforceable against a cardholder without a court order — and in some instances may be completely unenforceable. As is common with many other UK credit card issuers, some of Barclaycard’s credit and charge card agreements do not comply in all respects with the Consumer Credit Act, the Regulations or other related legislation. In addition, Barclaycard, in common with many other UK credit card issuers, has received and expects to continue to receive correspondence from and to have discussions with, the OFT in relation to concerns the OFT may raise from time to time in respect of compliance of Barclaycard’s credit and charge card agreements with the Consumer Credit Act, the Regulations or other related legislation, or any other concerns that the OFT may have in respect of Barclaycard’s credit and charge card agreements or Barclaycard’s advertising, marketing or administration thereof. Barclaycard has worked and expects to continue to work with the OFT to settle concerns which may be raised from time to time. However, as a result of any noncompliance, credit and charge card agreements may be unenforceable by Barclaycard against the cardholders without a court order. The transferor gives no guarantee that a court order could be obtained if required. With respect to those credit or charge card agreements which may not be compliant, such that a court order would not be obtained, the transferor estimates that this would apply to less than 1 per cent. of the aggregate principal receivables in the designated accounts on December 31, 2004. Barclaycard does not anticipate any material increase in the percentage of these receivables in the securitised portfolio. The accounts that do not comply with the Consumer Credit Act or Regulations are still legal, valid and binding obligations of the cardholder and it will still be possible to collect payments and demand arrears from cardholders who are falling behind with their payments. The transferor will have no obligation to repay or account to a cardholder for any payments received by a cardholder because of this non-compliance with the Consumer Credit Act or Regulations. However, if losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

Transactions involving the use of a credit card in the United Kingdom may constitute transactions under debtor-creditor supplier agreements for the purposes of section 75 of the Consumer Credit Act. A debtor-creditor-supplier agreement includes an agreement by which the creditor, with knowledge of its purpose, advances funds to finance the debtor’s purchase of goods or services from a supplier.

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

Department of Trade and Industry (“DTI”) White Paper dated December 2003 in Connection with its Review of Consumer Credit

In its White Paper dated December 2003, the DTI, the UK Government department responsible for consumer credit, indicated that the Government proposed to take various actions to address matters of concern to it in this area. Since then a number of changes have been made by subordinate legislation under the Consumer Credit Act.

Consumer Credit Regulations made since the DTI published its White Paper in December 2003

Two sets of regulations that are particularly pertinent to Barclaycard have been made during 2004 pursuant to the Consumer Credit Act. The Consumer Credit (Advertisements) Regulations 2004 (“Advertisements Regulations”) were made in June 2004 and came into force on October 31, 2004. They replace regulations made in the period 1989-2000 in relation to the advertising of consumer credit. The Consumer Credit (Agreements) (Amendment) Regulations 2004 (“Agreements Regulations”) were made in June 2004 and came into force on May 31, 2005.

The Advertisements Regulations

The Advertisements Regulations contain a new statutory regime governing the content of marketing materials that promote consumer credit. The Advertisements Regulations require every credit advertisement to be made in plain and intelligible language, be easily legible or clearly audible as the case may require and specify the name of the advertiser. The Advertisements Regulations prescribe information that has to be included in a credit advertisement. In addition, the Advertisements Regulations prescribe the manner in which the total charge for credit and any stated annual percentage rate must be calculated and disclosed.

The Advertisements Regulations are, broadly observed, stricter than the regulations that they have replaced. It is unclear whether they will make it materially more difficult to originate new accounts, but it is possible that that might be their effect. The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

The Agreements Regulations

The Agreements Regulations amend the Consumer Credit (Agreements) Regulations 1983 (“1983 Regulations”). The Agreements Regulations set out the order in which the prescribed content of documents comprising a credit or charge card agreement (including any variations to such agreements which create a modifying agreement under section 82(3) of the Consumer Credit Act) is to be given and the place of the signature and separate boxes required under the 1983 Regulations and the Agreements Regulations. An additional form of consent is required by the Agreements Regulations where a cardholder purchases certain insurance products on credit. In common with the Advertisements Regulations, the Agreements Regulations contain new prominence and legibility requirements and new requirements in relation to the calculation and description of an annual percentage rate.

The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

Consumer Credit Bill introduced into Parliament on May 18, 2005

Following the General Election held on May 5, 2005, the new Government introduced on May 18, 2005 a bill to amend the Consumer Credit Act (the “Bill”). The Bill is substantially in the same form as a bill introduced in the last Parliament. That bill did not obtain sufficient Parliamentary time to become law before Parliament was dissolved in order to hold the general election.

The Bill, if enacted, will, inter alia, introduce into the Consumer Credit Act a concept of an “unfair relationship”. This is broadly defined in the Bill and (should an application be made under the current proposals when enacted) a court would be entitled to look at any aspect of a credit relationship in order to determine whether unfairness exists. Under the Bill, remedies would include requiring the creditor to pay back sums to the debtor that had previously been paid by the debtor to the creditor. These provisions of the Bill are intended to apply to all credit agreements regardless of when entered into.

The Bill will also extend the ombudsman scheme under the Financial Services and Markets Act 2000 to licensees under the Consumer Credit Act. The extension of the ombudsman scheme will allow a cardholder who has a complaint to raise it with the ombudsman, provided that the complaint falls within the consumer credit jurisdiction conferred upon the ombudsman.

The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

Proposal for a second EU Directive relating to Consumer Credit

The European Commission made a proposal for a new consumer credit directive in September 2002. The existing directive (87/ 102/EEC) is now regarded by the European Commission as out of date. Progress on agreeing a new directive has been slow. The European Parliament has recently appeared to be considering some actions in relation to a new directive. The timetable for further developments is unclear.

EU Directive concerning Unfair Commercial Practices

Directive 2005/29/EC concerning unfair business to consumer commercial practices was made on May 11, 2005. This is a directive of general application and is not confined to consumer credit or other financial services. It is anticipated that the DTI will lead implementation of this directive into UK law. The directive is due to be implemented by May 11, 2007, coming into force (with some transitional provisions) no later than November 11, 2007.

The directive is intended to achieve a high level of consumer protection across the EU through harmonization of relevant EU laws. The directive has a substantial focus on advertising and sales promotion practices. Whether its implementation would require changes to, for example, the Advertisements Regulations remains to be determined. Any such changes might have an adverse impact on the ability of credit and charge card issuers, such as Barclaycard, to promote their products and services.

The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

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

Electronic Commerce Directive

With effect from (for the most part) August 21, 2002, the Ecommerce Directive (the “ECD”) has been effected in the United Kingdom by a number of statutory instruments and implementing rules including, but not limited to, the Electronic Commerce (EC Directive) Regulations 2002 (which apply to non-FSA regulated entities), the Electronic Commerce Directive (Financial Services and Markets) Regulations 2002, as amended (which apply to FSA regulated entities) and the creation of the Electronic Commerce Directive sourcebook (“ECO”) in the FSA Handbook.

In essence the ECD aims to free up cross-border “information society services” by requiring Member States to apply the principle of “country of origin” regulation to services provided using electronic means. “Information society services” are defined as “any service normally provided for remuneration, at a distance by means of electronic equipment for the processing (including digital compression) and storage of data, and at the individual request of a recipient of a service” and will therefore include (but are not limited to) web-based online information. Under the principle of “country of origin”, a firm providing cross-border “information society services“must comply with the applicable rules in the country from which it is providing the services and the country into which it is providing the services cannot impose additional restrictions. As such, in providing “information society services” (whether in the UK or in another EEA state), the Seller will be required to comply with applicable rules in the United Kingdom (including, but not limited to, the United Kingdom financial promotions regime).

The ECD also requires Member States to impose disclosure and other rules on firms offering “information society services” before any contract is entered into. The information to be disclosed includes, but is not limited to, contact details and background information in respect of the service provider, a variety of information that is required to be provided in a clear and unambiguous manner and disclosure of information to the recipient on how to conclude contractual arrangements.

Failure to comply with the ECO rules could result in, amongst other things, disciplinary action by the FSA and possible claims under section 150 of FSMA for breach of FSA rules. Under the Electronic Commerce (EC Directive) Regulations 2002 the information disclosure requirements are enforceable, at the suit of any recipient of a service, by an action against the service provider for damages for breach of statutory duty. In addition, where a person has entered into a contract to which the Electronic Commerce (EC Directive) Regulations 2002 apply and the service provider has not made available means of allowing him to identify and correct input errors prior to concluding the contract, the recipient will be entitled to rescind the contract unless a court having jurisdiction in respect of the particular contract orders otherwise on the application of the service provider. The Electronic Commerce (EC Directive) Regulations 2002 also enable an application to be made for a court order to stop an infringement of the information disclosure requirements that harms the collective interests of consumers.

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

Principal on Your Notes May Be Paid Earlier Than Expected — Creating a Reinvestment Risk to You — or Later than Expected

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

Issuance of Additional Series by the Receivables Trustee on Behalf of the Receivables Trust May Adversely Affect Payments on Your Notes

There are eight series (of which only seven are outstanding) created within the receivables trust. Additional series may from time to time be created within the receivables trust. Any new series of investor certificates — and medium term notes or certificates and notes — will also be payable from the receivables in the receivables trust. The principal terms of any new series of investor certificates will be contained in a new series supplement to the declaration of trust and trust cash management agreement. The terms of a new series contained in the new supplement to the declaration of trust and trust cash management will not be subject to your prior review or consent.

The principal terms of a new series may include methods for determining investor percentages and allocating collections, provisions creating different or additional security or other credit enhancement for the new series, provisions subordinating the new series to other series, and other amendments or supplements to the declaration of trust and trust cash management agreement that apply only to the new series. It is a condition to the issuance of a new series that each rating agency that has rated any debt ultimately payable from a prior series of investor certificates that is outstanding — including your notes — confirms in writing that the issuance of the new series will not result in a reduction or withdrawal of its rating.

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

Commingling of Collections with Transferor May Delay or Reduce Payments on Your Notes

Collections from cardholders for the designated accounts and other Barclaycard cardholders will initially be paid to an operating account of the transferor. The transferor has declared a trust over the operating account in favour of the receivables trustee for collections that are deposited in it. Collections on the designated accounts will be transferred to the trustee collection account within two business days of being identified. For the limited time that collections on the designated accounts are in the operating account, they may be commingled with other funds of the transferor or future beneficiaries and they may be untraceable. Consequently, if the transferor were to become insolvent, there may be a delay in the transfer of collections to the receivables trustee if the transferor — or a liquidator or administrator of the transferor — attempted to freeze the operation of the operating account pending completion of any rights of tracing. This could ultimately cause a delay or reduction in the payments you receive on your notes.

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

As determined from postcode information for the location of cardholders as of 31 December 2004, the three largest concentrations of cardholders as at 31 December 2004 were London representing 18.5 per cent. of total outstanding balances, the South East of England with 16.4 per cent. of total outstanding balances and the East of England with 11.2 per cent. of total outstanding balances. No other region currently accounts for more than 8.7 per cent. of the outstanding balance of the receivables. These concentration levels may change in the future.

Future adverse economic conditions affecting any of these regions or any of the other regions, however, could adversely affect the performance of the receivables which could result in a loss on your notes.

Adoption of the Euro by the United Kingdom Would Have Uncertain Effects on Your Notes

Before your notes have matured, the euro could become the lawful currency of the United Kingdom. If that were to happen, all amounts payable on the medium term note certificates — including the sterling payments owed to the swap counterparty on the swap agreements but not any dollar payments made by the swap counterparty to the Company — may become payable in euro. If the medium term note certificates are outstanding when the euro becomes the lawful currency of the United Kingdom, we intend to make payments on the medium term note certificates and the swap agreements according to the then market practice of payment on debts or, as the case may be, swaps. We are uncertain what effect, if any, the adoption of the euro by the United Kingdom may have on your notes.

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

Also, the United Kingdom tax authorities are currently engaged in consultations with the securitisation industry regarding changes to the applicable rules, with those changes being expected to take effect as of the commencement of 2007.

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

Change in the Taxable Nature or Basis of Taxation of the Receivables Trustee, MTN Issuer or Company Could Cause a Loss on Your Notes

If there is a relevant change of law in the United Kingdom or Jersey, or change of practice of the United Kingdom HM Revenue and Customs, or change in the accounting treatment of the MTN Issuer or the Company, this could result in the taxable profits of the MTN Issuer or the Company being greater than expected and you could suffer losses on your notes as a result.

An opinion of UK tax advisers, however, is not binding on the United Kingdom HM Revenue and Customs or the courts, and no specific transaction rulings on this issue will be obtained from the United Kingdom HM Revenue and Customs. In addition, there is no case law authority on a number of features of the transactions that raise difficult questions.

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

Pursuant to the swap agreements the swap counterparty may assign the swap agreements to a replacement swap counterparty if the long-term credit rating of the swap counterparty is withdrawn or reduced below “A1” by Moody’s or its short-term credit rating is withdrawn or reduced below “P-1” by Moody’s or its short-term credit rating is reduced below “A–1+” by Standard & Poor’s and the swap counterparty has not remedied the event or conducted such other actions (such as collateralisation or the obtaining of a guarantor) set out under the terms of the swap agreements. We cannot assure you, however, that the swap counterparty will be able to find a replacement counterparty and assign the swap agreements in this event or that the ratings of your notes will not be withdrawn or reduced in this event.

Termination of the Swap Agreements Could Result in an Early Redemption of Your Notes

A swap agreement may be terminated, but only if the Company has been directed to do so by the relevant noteholders, if as a result of a change in applicable law, withholding taxes would be imposed — by any jurisdiction — on payments to the Company under the medium term note certificates or on any payments made or required to be made to the Company by the swap counterparty or by the Company to the swap counterparty under the swap agreement and there are not any reasonable measures that the swap counterparty or the Company can take to avoid their imposition. In addition, a swap agreement may be terminated, but only if the Company has been directed to do so by the relevant noteholders, if as a result of a change in applicable law, the Company or any paying agent has or will become obligated to deduct or withhold amounts from payments on the related class of notes to be made to any of the related noteholders on the next interest payment date, for any tax, assessment or other governmental charge imposed by the United Kingdom or any political subdivision or taxing authority of the United Kingdom on the payments and there are no reasonable measures the Company can take to avoid the tax or assessment.

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

Change in Law May Result in Withholding Taxes on Swap Payments or the Medium Term Note Certificates and this May Reduce the Amount You Are Paid on Your Notes

The Company and the swap counterparty will each represent and warrant in each swap agreement that, under current applicable law, each of them is entitled to make all payments required to be made by them under the swap agreement free and clear of, and without deduction for or on account of, any taxes, assessments or other governmental charges — which we refer to as withholding taxes. However, neither the Company nor the swap counterparty will be required to indemnify the other party for any withholding taxes imposed on payments under a swap agreement as a result of a change in applicable law.

If any withholding taxes would be imposed — by any jurisdiction — on payments to the Company under the medium term note certificates as a result of a change in applicable law, then the MTN Issuer additional interest payments, to the extent available, will be converted at the spot exchange rate in US dollars to cover the shortfall in the amounts available for payment to the noteholders caused by the amount withheld. If the MTN Issuer additional interest payments are not sufficient to cover the shortfall, then payments to first the class C noteholders, second the class B noteholders and finally the class A noteholders will be reduced by the amount withheld that is not covered by the MTN Issuer additional interest payments.

If any withholding tax would be imposed — by any jurisdiction — on any payments made or required to be made by the swap counterparty to the Company or by the Company to the swap counterparty under a swap agreement as a result of a change in applicable law and the obligation to deduct or withhold cannot be avoided by the swap counterparty or the Company, then the amount to be paid by the other party will be reduced also pro rata by any amount withheld for any withholding taxes. In that event the MTN Issuer additional interest payments, to the extent available, will be converted at the spot exchange rate in US dollars to cover the shortfall in the amounts available for payment to the noteholders caused by the amount withheld. If the MTN Issuer additional interest payments are not sufficient to cover the shortfall, then payments to first the class C noteholders, second the class B noteholders and finally the class A noteholders will be reduced by the amount withheld that is not covered by the MTN Issuer additional interest payments.

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

Any early termination payment made by the Company to the swap counterparty under a swap agreement will be made first from MTN Issuer additional interest payments and second from repayments of principal on the medium term note certificates equal to the amount of principal repayments received by the Company on medium term note certificates. That could cause the sterling amounts available for conversion to dollars, and possibly your payments, to be reduced — perhaps substantially. If the amount of available MTN Issuer additional interest payments and repayments of principal on the medium term note certificates is insufficient to pay the early termination payment under the relevant swap agreement, the balance of the early termination payment will be paid to the extent that such amounts are available on the next interest payment date together with interest.

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

     The MTN Issuer has a fiscal year end of December 31.

Property, Plant and Equipment

     The property of the MTN Issuer consists of Investor Certificates representing beneficial interests in Series 02-1, Series 03-1, Series 03-2, Series 03-3, Series 04-1, Series 04-2 and Series 05-1 of the receivables trust. Aside from the Investor Certificate, we do not own, lease, or otherwise occupy any property.

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

     The receivables trust is a trust formed under English law the terms and conditions of which are contained in a deed of amendment and restatement relating to a declaration of trust and trust cash management agreement dated November 23, 1999 as supplemented by the following:

•	Series 02-1 Supplement to declaration of trust and trust management agreement dated October 29, 2002.
•	Series 03-1 Supplement to declaration of trust and trust management agreement dated April 8, 2003.
•	Series 03-2 Supplement to declaration of trust and trust management agreement dated June 19, 2003.
•	Series 03-3 Supplement to declaration of trust and trust management agreement dated September 18, 2003.
•	Series 04-1 Supplement to declaration of trust and trust management agreement dated March 11, 2004.
•	Series 04-2 Supplement to declaration of trust and trust management agreement dated November 23, 2004.
•	Series 05-1 Supplement to declaration of trust and trust management agreement dated June 22, 2005.

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

Name	Nationality	Business Address
Paul Gerard Turner	British	1234 Pavilion Drive, Northampton NN4 7SG
SFM Directors Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE
SFM Directors (No. 2) Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE
John Llewellyn-Jones	British	1234 Pavilion Drive, Northampton NN4 7G6
(alternate director)

Mr. Paul Gerard Turner and Mr. John Llewellyn-Jones are employed by Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Financial Director and Barclaycard Financial Controller, respectively.

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

Name	Nationality	Business Address
Paul Gerard Turner	British	1234 Pavilion Drive, Northampton NN4 7SG
Barcosec Limited	British	54 Lombard Street, London EC3P 3AH
Barometers Limited	British	54 Lombard Street, London EC3P 3AH
John Llewellyn-Jones	British	1234 Pavilion Drive, Northampton NN4 7SG
(alternate director)
SFM Directors Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE

Mr. Paul Gerard Turner and Mr. John Llewellyn-Jones are employed by Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Financial Director and Barclaycard Financial Controller, respectively.

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

Name	Nationality	Business Address
Paul Gerard Turner	British	1234 Pavilion Drive, Northampton NN4 7SG
Richard Charles Gerwat	British	26 New Street, St. Helier, Jersey JE2 3RA
Michael Henry Richardson	British	26 New Street, St. Helier, Jersey JE2 3RA

Compensation

     For the year ended December 31, 2004, the directors of Gracechurch Card Funding (No.3) PLC received no compensation.

     For the year ended December 31, 2004, the directors of the MTN Issuer received no compensation.

     For the year ended December 31, 2004, the directors of the Receivables Trustee received no compensation.

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

Employees

     None of the Company, the MTN Issuer or the Receivables Trustee has any employees. None of the Directors own any shares in the Company, the MTN Issuer or the Receivables Trustee.

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

     Monthly Trust Cash Manager’s Reports for the monthly periods ending:

     January 31, 2004, February 29, 2004, March 31, 2004, April 30, 2004, May 31, 2004, June 30, 2004, July 31, 2004, August 31, 2004, September 30, 2004, October 31, 2004, November 30, 2004 and December 31, 2004.

     The registrant’s dividend policy is to pay dividends based on the level of distributable reserves.

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

Exchange Controls

     Not applicable.

Taxation

United States Taxation

Overview

     The following summary describes the material U.S. federal income tax considerations of acquiring, holding and disposing of the Notes. This summary has been prepared and reviewed by Clifford Chance US LLP, referred to herein as “U.S. Tax Counsel”.

     This summary does not discuss all aspects of U.S. federal tax law. In particular, except as specifically indicated in this summary, it addresses only purchasers in the original offering that purchase Notes at their original issue price and hold notes as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, called the “Code”. It does not address special U.S. federal income tax considerations that may be important to particular investors in light of their individual investment circumstances or to certain types of investors subject to special tax rules — e.g. financial institutions, insurance companies, regulated investment companies, tax-exempt institutions, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting or investors holding the Notes as part of a conversion transaction, hedge, integrated transaction, constructive sale transaction or as a position in a straddle for tax purposes, or persons whose functional currency, as defined in Code Section 985, is not the U.S. dollar.

     Further, this discussion does not address alternative minimum tax consequences or any tax considerations to holders of interests in a noteholder. In addition, this summary does not discuss any foreign, state, local or other tax considerations. This summary is based on the Code, and administrative and judicial authorities, all as in effect on the date of this prospectus and all of which are subject to change, possibly on a retroactive basis.

     U.S. Tax Counsel has prepared and reviewed this summary of material U.S. federal tax considerations, and is of the opinion that it is correct in all material respects. U.S. Tax Counsel also opines that, as described below, each of the receivables trust, the MTN Issuer and the Company will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and will not be subject to U.S. federal income tax on its net income. U.S. Tax Counsel further opines that, as described below, although there is no directly governing authority addressing the classification of securities similar to the notes, under current law, the notes will be treated as debt for U.S. federal income tax purposes. Except as set forth in the preceding sentences, U.S. Tax Counsel will render no other opinions about the acquisition, holding and disposition of the Notes. Further, an opinion of U.S. Tax Counsel is not binding on the IRS or the courts, and no ruling on any of the consequences or issues discussed below will be sought from the IRS. Moreover, there are no authorities on similar transactions involving securities issued by an entity with terms similar to those of the Notes. Accordingly, the Company suggests that persons considering the purchase of Notes consult their own tax advisors about the U.S. federal income tax consequences of an investment in the Notes and the application of United States federal tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

     For the purposes of this summary, a “United States holder” means a beneficial owner of Notes who is a “United States person” as described in Section 7701(a)(30) of the Code, generally including:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
(b)	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created in or under the laws of the United States, any state or any political subdivision of any state — including the District of Columbia;
(c)	an estate whose income is includible in gross income for U.S. federal income tax purposes without regard to source; and
(d)	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust.

     A “non-United States holder” means a beneficial owner of Notes that is not a United States holder.

Tax Status of the Receivables Trust, the MTN Issuer and the Company

     It is presently contemplated that each of the Receivables Trust, the MTN Issuer and the Company will conduct their respective activities, including activities undertaken on their behalf, such as servicing activities entirely outside of the United States. In that regard, assuming that the activities of each of the Receivables Trust, the MTN Issuer and the Company are, as contemplated, conducted entirely outside of the United States, and assuming each of these entities makes no investments that are subject to withholding of U.S. federal income tax, U.S. tax counsel is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of a Treasury regulation, revenue ruling or judicial decision and hence the matter cannot be free from doubt, each of the Receivables Trust, the MTN Issuer and the Company will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and that each of these entities will not be subject to U.S. federal income tax on its income.

     Prospective investors should understand that such determination of whether a person is engaged in a U.S. trade or business is based on a highly factual analysis, there is no direct guidance as to which activities constitute being engaged in a trade or business within the United States, and it is unclear how a court would construe the existing indirect authorities. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation would be entitled to deductions and credits for a taxable year only if it files, on a timely basis, a U.S. federal income tax return for that year which neither of the Receivables Trust, the MTN Issuer and the Company intend to do, even as a protective measure. The maximum U.S. federal income tax rates are currently 35 per cent. for a corporation’s effectively connected income and 30 per cent. for the branch profits tax, resulting in an effective maximum U.S. federal income tax rate of 54.5 per cent. The branch profits tax is imposed each year on a corporation’s effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the United States.

United States Holders

Tax Treatment of the Notes as Indebtedness

     The Company will treat the Notes as debt for U.S. federal income tax purposes. Each holder of Notes, by acceptance of such Notes, will also agree to treat the Notes as indebtedness for U.S. federal income tax purposes. U.S. tax counsel has advised that in its opinion, although there is no directly governing authority addressing the classification of securities similar to the Notes, under current law, the Notes will be treated as indebtedness for U.S. federal income tax purposes. Such agreement and opinion are not binding on the IRS and, as stated above, no assurance can be given that the IRS will not contend, and that a court will not ultimately hold, that the class C notes, and to a lesser extent one or more classes of more senior notes because of their place in the capital structure of the Company and other equity features, are equity. As discussed below, treatment of the Notes as equity interests could have adverse tax consequences for United States holders.

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

     Sourcing. Interest payments or distributions on a note generally will constitute foreign source income for U.S. federal income tax purposes. Subject to certain limitations, UK withholding tax, if any, imposed on these payments will generally be treated as foreign tax eligible for credit against a United States holder’s U.S. federal income tax. For purposes of the foreign tax credit limitation, foreign source income, until December 31, 2006, is classified in one of several “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Interest and OID generally will constitute foreign source income in the “high withholding tax interest” basket if the notes are subject to United Kingdom withholding tax at a rate of 5 per cent. or higher. If the notes are not subject to such a withholding tax, interest and OID generally will be in the “passive income” basket. Since a United States holder may be required to include OID on the notes in its gross income in advance of any withholding of United Kingdom income taxes from payments attributable to the OID (which would generally occur when the note is repaid or redeemed), a United States holder may not be entitled to a credit or deduction for these United Kingdom income taxes in the year the OID is included in the United States holder’s gross income, and may be limited in its ability to credit or deduct in full the United Kingdom taxes in the year those taxes are actually withheld by the issuer. Recently enacted legislation effective after December 31, 2006, will limit the foreign tax credit limitation categories to “passive category income” and “general category income.” Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of any United Kingdom taxes.

     Disposition or Retirement of Investment. Subject to the discussion of the PFIC rules below, upon the sale, exchange or retirement of a note

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

     A United States holder’s adjusted tax basis in a debt instrument with no OID is generally equal to the holder’s cost less the amount of any principal payments made before the date of disposition. A United States holder’s adjusted tax basis in stock is generally equal to the United States holder’s cost for the stock. In general, any gain or loss realized by the holder will be capital gain or loss. Under certain circumstances, capital gains derived by individuals are taxed at preferential rates. The deductibility of capital losses is subject to limitations. If a United States holder’s basis in a note includes accrued but unpaid OID, the holder may be required specifically to disclose any loss above certain thresholds under regulations on corporate tax shelter transactions.

     Sourcing. Gain realized by a United States holder on the sale, exchange or retirement of a note generally will be treated as a United States source. Exceptions to the application of the sourcing provisions include exceptions for certain losses attributable to foreign exchange fluctuations, accrued but unpaid interest, and foreign offices of U.S. residents, among others. Some other exceptions to the regulations’ general rule apply to Notes treated as equity in the Company. The Company suggests that United States holders consult their own tax advisors about the availability of and limitations of any foreign tax credit.

     Alternative Tax Treatment of Notes as Equity. U.S. tax counsel opines, and the Company intends to take the position, that the Notes are debt for U.S. federal income tax purposes. Consequently, the U.S. federal income tax consequences of purchasing, owning and disposing of the Notes should be as set forth above. However, if the Notes were not treated as debt, they would likely be treated as equity interests in the Company.

     Investment in a Passive Foreign Investment Company. Because of the nature of the income of the Company, the Company would constitute a passive foreign investment companies — or “PFIC”. Accordingly, United States holders of any class of Notes treated as equity would be shareholders in a PFIC.

     In general, United States holders treated as shareholders of a PFIC would be subject to special tax rules on excess distributions made to them by the Company, including a rateable inclusion of “excess distributions” in the United States holder’s gross income as ordinary income (and not as qualified dividend income taxable at the long-term capital gain rates in the hands of non-corporate United States holders) and requirement for the payment of an interest charge on tax that is deemed to have been deferred on these excess distributions. Excess distributions would generally include (1) certain distributions on a United States shareholder’s equity interest in the Company for a taxable year, if the total of those amounts exceeds 125 per cent. of the average amount of distributions from the Company made during a specified base period, and (2) gain from the disposition, or deemed disposition, of the equity interest in the Company. United States holders generally might avoid these unfavorable consequences if they made either of two specific elections available under the Code with respect to shares in a PFIC, but it is uncertain whether either election would be available for the Notes.

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

     Because the Company does not expect the QEF election to be available to an investor to mitigate the effect of the PFIC provisions, and it is unclear with whether mark-to-market would be available either, United States holders should be aware of the potentially adverse tax consequences arising under the PFIC provisions discussed above should any Notes be treated as equity. First, all or a portion of both distributions and gains on Notes generally would be taxable to holders as ordinary income, and would be taxable at the highest marginal rates applicable to current and prior years during the holding period. Further, all or a portion of the distributions and gains could be subject to the additional “interest charge” tax. Such interest charge tax — computed in the manner described above on “excess distributions” and gains — generally is intended to eliminate the value of any tax deferral arising from an investment in Notes. Although the Company does not expect there would be any significant deferral of tax arising from an investment in Notes treated as equity and consequently does not expect that the interest charge tax computation should produce a substantial additional tax liability, in some circumstances, it could do so. For example, the interest charge computation could produce an interest charge tax with respect to a floating rate note if the floating rate on the note increased substantially over an investor’s holding period. No assurance is possible that such circumstance, or others, will not occur.

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

     Sourcing. For sourcing of payments for a note treated as stock in the Company and gain or loss on sale of an interest in this stock, see “—Interest Payments and Distributions — Sourcing” and “—Disposition or Retirement of Investment — Sourcing” above.

Controlled Foreign Corporation Status

     Should the Notes be treated as equity, it is possible that a Company might be treated as controlled foreign corporations for U.S. federal income tax purposes. In this event, United States holders of equity interests that were treated as owning 10 per cent. or more of the combined voting power of the Company would be required to include in income their pro rata share of the earnings and profits of the Company, and generally would not be subject to the rules described above about PFICs. Additionally, an IRS Form 5471 may be required to be filed.

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

Non-United States Holders

     Subject to the discussion of backup withholding below, an investment in the Notes by non-United States holders generally will not give rise to any U.S. federal income tax to these holders, unless the income received on, or any gain recognized on the sale or other disposition of their Notes is:

(a)	treated as effectively connected with the conduct of a trade or business in the United States; or
(b)	in the case of gain recognized by an individual, the individual is present in the United States for 183 days or more and certain conditions are met.

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

     In the following paragraphs, “HMRC” means HM Revenue and Customs, which is the central United Kingdom taxing authority.

Taxation of U.S. Residents

     Subject to the comments below, under the terms of the Convention of July 24, 2001 between the United Kingdom and the United States of America, called the “Convention”, a person who is a U.S. resident for the purposes of the Convention, called a “U.S. noteholder”, will not be subject to United Kingdom tax on any coupon beneficially owned by him, unless he carries on business in the United Kingdom through a permanent establishment situated in the United Kingdom, or performs in the United Kingdom independent personal services from a fixed base situated therein, and the Notes are effectively connected with such permanent establishment or fixed base, or in certain other circumstances specified in the Convention where relief is not available.

     However, this general position is subject to the application of extensive anti-avoidance provisions that may affect the ability of U.S. noteholders to claim relief under the Convention.

Taxation of Interest Paid

     The Notes will constitute “quoted Eurobonds” provided that they are and continue to be listed on a recognized stock exchange. On the basis of the United Kingdom HMRC’s published interpretation of the relevant legislation, securities which are to be listed on a stock exchange in a country which is a member state of the European Union or which is part of the European Economic Area will satisfy this requirement if they are listed by a competent authority in that country and are admitted to trading on a recognized stock exchange in that country; securities which are to be listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognized stock exchange in that country. The London Stock Exchange is a recognized stock exchange for these purposes. Whilst the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without deduction or withholding for or on account of United Kingdom income tax irrespective of whether the Notes are in global or definitive form.

     In all cases falling outside the exemption described above, interest on the Notes may fall to be paid under deduction of United Kingdom income tax at the lower rate, currently 20 per cent., subject to such relief as may be available for example, under the provisions of any applicable double taxation treaty. Alternatively, there is in certain circumstances an exemption for certain payments between certain companies and partnerships. The latter exemption can apply where ( inter alia ) the person beneficially entitled to the interest is (i) a company resident in the United Kingdom, (ii) a company not resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which is required to bring the interest into account in computing its profits chargeable to United Kingdom corporation tax or (iii) a partnership each member of which is a company falling within (i) or (ii) above.

Provision of Information

     Holders should note that where any interest on Notes is paid to them, or to any person acting on their behalf, by the Company or any person in the United Kingdom acting on behalf of the Company, called a “paying agent”, or is received by any person in the United Kingdom acting on behalf of the relevant holder, other than solely by clearing or arranging the clearing of a check, called a “collecting agent”, then the Company, the paying agent or the collecting agent as the case may be, may in certain circumstances be required to supply to the United Kingdom HMRC details of the payment and certain details relating to the holder, including the holder’s name and address. These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the holder is resident in the United Kingdom for United Kingdom taxation purposes. Where the holder is not so resident, the details provided to the United Kingdom HMRC, in certain cases, may be passed by United Kingdom HMRC to the tax authorities of the jurisdiction in which the holder is resident for taxation purposes.

Proposed European Union Savings Directive

     On June 3, 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income aid by a person within its jurisdiction to or collected by such person for, an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

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

Ownership and Disposal, including Redemption, of the Notes by United Kingdom Tax Payers

Corporate Noteholders

     Noteholders that are entities within the charge to United Kingdom corporation tax – other than investment trusts, venture capital trusts, authorized unit trusts and open ended investment companies, as to which see below – will normally be taxed on their returns from the Notes, including interest and returns attributable to movements in value, and foreign exchange gains and losses, whether income or capital in nature, as income, which is calculated on the basis of the statutory accounts except when otherwise required by tax legislation. Relief may be available for related expenses on a similar basis.

     Noteholders that are authorized unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the Notes as other noteholders that are within the charge to United Kingdom corporation tax, other than, in each case, with respect to gains or losses that are treated for tax purposes as being of a capital nature in respect of these Notes.

Other Noteholders

     A noteholder who is not within the charge to United Kingdom corporation tax but who is resident or ordinarily resident in the United Kingdom or who carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable may be treated as realizing a chargeable gain or an allowable loss for capital gains tax purposes on a disposal – including redemption – of the Notes. In calculating any gain or loss on disposal of a Note, sterling values are compared at acquisition and disposal. Accordingly, a taxable profit can arise even where a non-sterling amount received on a disposal is less than or the same as an amount in the same currency which is paid from or in respect of the Note. In addition, on disposal of the Notes by a noteholder, an amount which is treated as reflecting interest to which the noteholder is treated as having become entitled since the last interest payment date may be chargeable to tax as income under the rules known as the Accrued Income Scheme contained in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988, if that noteholder is not a dealer in securities and is not within the charge to United Kingdom corporation tax but is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. There are provisions to prevent any particular gain or loss from being charged or relieved at the same time under the provisions of the Taxation of Chargeable Gains Act 1992 and also under the provisions of the “accrued income scheme” described in this paragraph. For further information in this regard, noteholders should seek their own professional advice. The United Kingdom HMRC have issued a consultation paper inviting views on various options for change to the Accrued Income Scheme. However, this paper does not alter the rules described above.

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

Item 16C.  Principal Accountant Fees and Services

     Not applicable.

Item 17.  Financial Statements

     Not applicable.

Item 18.  Financial Statements

     Not applicable.

PART III

Item 19.  Exhibits

The following documents are filed as part of this Annual Report:

Exhibit 12.1	Certification of Paul Gerard Turner, Director of Gracechurch Card Funding (No.3) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification of Paul Gerard Turner, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.3	Certification of Paul Gerard Turner, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 99.1	Gracechurch Card Funding (No.3) PLC’s Officer’s Certificate of Compliance
Exhibit 99.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance
Exhibit 99.3	The Receivables Trustee’s Officer’s Certificate of Compliance
Exhibit 99.4	Annual Servicer’s Certificate
Exhibit 99.5	Report of Independent Accountants

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracechurch Card Funding (No. 3) PLC
/s/ Paul Gerard Turner
Name:	Paul Gerard Turner
Title:	Director

Barclaycard Funding PLC
/s/ Paul Gerard Turner
Name:	Paul Gerard Turner
Title:	Director

Gracechurch Receivables Trustee Limited
/s/ Paul Gerard Turner
Name:	Paul Gerard Turner
Title:	Director

Date: June 30, 2005

Index to Exhibits

Exhibit No.	Document Description
12.1	Certification of Paul Gerard Turner, Director of Gracechurch Card Funding (NO.3) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Paul Gerard Turner, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3	Certification of Paul Gerard Turner, Director of the Receivables Trustee, pursuant to Section 302of the Sarbanes-Oxley Act of 2002
13.1	Gracechurch Card Funding (No.3) PLC’s Officers’s Certificate of Compliance
13.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance
13.3	The Receivables Trustee’s Officer’s Certificate of Compliance
99.1	Annual Servicer’s Certificate
99.2	Report of Independent Accountants