Form 20-F
period 2005-12-31
GRACECHURCH CARD FUNDING NO 3 PLC; GRACECHURCH RECEIVABLES TRUSTEE LTD; BARCLAYCARD FUNDING PLC
filed 2006-06-29
CIK 1221842, 1098061, 1096348

As filed with the Securities and Exchange Commission on June 29, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 (NO FEE REQUIRED)
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO (NO FEE REQUIRED)

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A
Commission file numbers 000-50279
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
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Name of Each Exchange on Which Registered

$900,000,000 Class A Floating Rate Asset-Backed Notes (1)	None
$50,000,000 Class B Floating Rate Asset-Backed Notes (1)	None
$50,000,000 Class C Floating Rate Asset-Backed Notes (1)	None
Medium Term Note Certificate(2)	None
Investor Certificate (3)	None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐    Accelerated filer ☐ Non-accelerated filer ☑
If this is an annual report, indicate whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
N/A
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
     Monthly Trust Cash Manager’s Reports for the monthly periods ending:
     January 31, 2005, February 28, 2005, March 31, 2005, April 30, 2005, May 31, 2005, June 30, 2005, July 31, 2005, August 31, 2005, September 30, 2005, October 31, 2005, November 30, 2005 and December 31, 2005.
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
Allocations of Charged-Off Receivables Could Reduce Your Payments
     We anticipate that the servicer will charge off or write off as uncollectible some of the receivables. Each class of investor interest in the receivables trust will be allocated a portion of those charged-off receivables. If the amount of charged-off receivables allocated to the investor interest exceeds the amount of funds available to cover those charge-offs, the investor interest will be reduced. This could cause the holders of the notes to not receive the full amount of principal and interest due to them. Any loss will be borne by the noteholders in the order of subordination of the notes, with the class C notes bearing the first losses, followed by the class B notes and finally the class A notes.
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
     Notwithstanding the steps that have been and may be taken to ensure that the insolvency of the MTN Issuer will be remote, the MTN Issuer is included in the Barclays Group registration for VAT purposes. As a company included in that group registration, broadly, it will be liable, on a joint and several basis with all other companies in the VAT group registration, for the VAT liability of the representative member of the VAT group – Barclays Bank PLC – arising only during the MTN Issuer’s period of membership. Accordingly, these secondary liabilities for VAT could increase the likelihood of the MTN Issuer becoming insolvent. In addition, there are provisions in the UK tax code that are designed to enable the UK HM Revenue and Customs to collect corporation tax from one member of a group where another member of the group has failed to discharge certain taxes due and payable by it within a specified time period. (and the definition of “group” for these purposes would not necessarily be confined to the Barclays Group).
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
Issuance of Additional Series May Adversely Affect Your Rights by Diluting Your Voting Power
     The MTN Issuer has issued eleven series (of which nine remain outstanding as series 99-1 was repaid in November 2002 and series 03-2 was repaid in June 2006) and may issue additional series of medium term notes or certificates in connection with the issuance of other series of investor certificates. The holder of the medium term notes or certificates of each series – including the Company – may require the MTN Issuer, as investor beneficiary, to take action or direct actions to be taken under the declaration of trust and trust cash management agreement or a supplement. However, the consent or approval of holders of a percentage of the total principal balance of the medium term notes or certificates of all series might be necessary to require or direct those actions. These actions include terminating the appointment of the servicer under the beneficiaries servicing agreement or the trust cash manager under the declaration of trust and trust cash management agreement. Thus, the holder of any new series of medium term notes or certificates will have voting rights that will reduce the percentage interest of the Company as holder of a medium term note certificate. Holders of medium term notes or certificates of other series – or persons with the power to direct their actions – may have interests that do not coincide with the interests of the Company – or the persons with the power to direct the Company. This may restrict your ability to ultimately direct the MTN Issuer to take the actions referred to above.
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
Consumer Credit Act received Royal Assent in March 2006
     An Act to amend the Consumer Credit Act (the “2006 Act”). became law in March 2006. Its material provisions will take effect at later dates which remain to be definitively determined, but are likely to be April 2007 and April 2008 in respect of different amendments made by the 2006 Act.
     The 2006 Act, when implemented, will, inter alia give effect in the Consumer Credit Act a concept of an “unfair relationship”. This is broadly defined in the 2006 Act and (should an application be made under these provisions) a court would be entitled to look at any aspect of a credit relationship in order to determine whether unfairness exists. Under the 2006 Act amendments, remedies would include requiring the creditor to pay back sums to the debtor that had previously been paid by the debtor to the creditor. These provisions of the 2006 Act amendments are intended to apply to all credit agreements regardless of when entered into.
     The 2006 Act will also extend the ombudsman scheme under the Financial Services and Markets Act 2000 to licensees under the Consumer Credit Act. The extension of the ombudsman scheme will allow a cardholder who has a complaint to raise it with the ombudsman, provided that the complaint falls within the consumer credit jurisdiction conferred upon the ombudsman.
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
Social, Legal, Political and Economic Factors Affect Card Payments and Are Unpredictable
     Changes in card use, payment patterns, amounts of yield on the card portfolio generally and the rate of defaults by cardholders may result from a variety of social, legal, political and economic factors in the United Kingdom. Social factors include changes in public confidence levels, attitudes toward incurring debt and perception of the use of credit and charge cards. Economic factors include the rate of inflation, the unemployment rate and relative interest rates offered for various types of loans. Political factors include lobbying from interest groups, such as consumers and retailers, and government initiatives in consumer and related affairs. There is currently significant political interest in the consumer credit market and, in particular, credit cards. For example, a recent report by the Treasury Select Committee in credit card charges is placing significant public pressure on credit card issuers to increase disclosure of charges. It is also calling for the introduction of a standardised approach to the calculation of interest rates. Since October 2003, the OFT has been investigating the level of default charges applied by the credit card industry. These are fees charged when a customer pays late or goes over their credit limit. Barclaycard, along with other credit card issuers, has been cooperating with the investigation. The OFT announced on 5 April 2006 that it continued to consider credit card default fees to be set at too high a level and the OFT set a threshold for intervention on credit card default fees for credit card issuers. The OFT suggested that no such fee should exceed £12. It would presume that credit card default charges in excess of £12 are unfair unless there are limited, exceptional factors in play such as a credit card issuer having a policy that account holders pay minimum monthly repayments by direct debits and that new accounts are only offered to customers who have a relatively high credit score. The OFT expected all affected issuers to have responded by 31 May 2006 indicating their intentions regarding default fees. Barclaycard responded on 31 May 2006 and confirmed to the OFT that they would be reducing their default fees to £12 as of 1 August 2006. Barclaycard will be making adjustments to Cash advance APR’s and other interest rate adjustments on the same date to deal with the effect of the reduction in default fees levels.
     We are unable to determine and have no basis on which to predict accurately whether, or to what extent, social, legal, political or economic factors, including the above-noted OFT investigation and correspondence, will affect the future use of credit, default rates, the yield on the card portfolio generally or cardholder repayment patterns. In addition, in September 2005 the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance. As a result of its inquiries, the OFT commenced a market study on payment protection insurance in April 2006. The Citizens Advice Bureau has recently asked the OFT to consider launching an investigation into the market for payment protection insurance. We are unable to determine and have no basis on which to predict accurately whether, or to what extent, the outcome of the study and any subsequent action by the OFT any potential OFT investigation in respect of payment protection insurance would affect the yield on the card portfolio generally or cardholder repayment patterns.
Reduction in the Rate of Interchange Caused by Potential Adverse Regulatory Rulings May Adversely Affect Payments on Your Notes
     Barclaycard receives fees called “interchange” from the banks that clear transactions for merchants as partial compensation for amongst other things, taking credit risk and absorbing fraud losses. The OFT have been conducting an examination of whether the rates of interchange paid by retailers in respect of MasterCard credit and charge cards in the United Kingdom are too high. In connection with this investigation, the OFT announced in September 2005 a decision with respect to an agreement (which had been terminated by mutual consent of the parties to that agreement in November 2004) regarding the rate of interchange for MasterCard credit and charge cards. The OFT’s decision indicated that the agreement constituted an unlawful collective agreement on price with respect to the level of interchange fees, and also stated that the agreement resulted in the unjustified recovery of certain costs. In June 2006, the Competition Appeals Tribunal, with the consent of the OFT, set aside the OFT’s September 2005 decision. The OFT has also launched an investigation into the agreement that has replaced the agreement terminated in November 2004 and which is currently in effect with respect to rates of interchange to be paid in respect of MasterCard credit cards and charge cards. If an OFT decision similar to that originally reached regarding the old agreement is reached with respect to the current agreement, or if agreement is reached on a lower rate of interchange, such decision or agreement will adversely affect the yield on UK credit card portfolios. The OFT following their announcement that they were investigating the rates of interchange in respect of VISA cards, issued a statement of objections on 19th October 2005 against VISA and VISA members. According to the statement of objections, the OFT believes that, in a similar way to the MasterCard interchange fees, the VISA interchange fees restrict competition and breach competition law. VISA and VISA members have been given the opportunity, following the publication of the statement of objections, to make oral and written representations to the OFT. The European Commission issued a decision on 24 July 2002 concluding that an examination of the level of cross-border interchange within the European Union in respect of VISA credit and charge cards was too high and required VISA to undertake a phased reduction in the rate of interchange to be paid by retailers in the future. We note that the European Commission will be free to re-examine this issue after 31 December 2007. In addition, the European Commission is presently investigating MasterCard’s rules and agreement, with a particular emphasis on the interchange fees. A reduction in the rate of interchange as a result of these findings could affect the future yield on the card portfolio and adversely affect payment on your notes.
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
     In essence the ECD aims to free up cross-border “information society services” by requiring Member States to apply the principle of “country of origin” regulation to services provided using electronic means. “Information society services” are defined as “any service normally provided for remuneration, at a distance by means of electronic equipment for the processing (including digital compression) and storage of data, and at the individual request of a recipient of a service” and will therefore include (but are not limited to) web-based online information. Under the principle of “country of origin”, a firm providing cross-border “information society services” must comply with the applicable rules in the country from which it is providing the services and the country into which it is providing the services cannot impose additional restrictions. As such, in providing “information society services” (whether in the UK or in another EEA state), the Seller will be required to comply with applicable rules in the United Kingdom (including, but not limited to, the United Kingdom financial promotions regime).
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
Issuance of Additional Series by the Receivables Trustee on Behalf of the Receivables Trust May Adversely Affect Payments on Your Notes
     There are eleven series (of which only nine are outstanding) created within the receivables trust. Additional series may from time to time be created within the receivables trust. Any new series of investor certificates – and medium term notes or certificates and notes – will also be payable from the receivables in the receivables trust. The principal terms of any new series of investor certificates will be contained in a new series supplement to the declaration of trust and trust cash management agreement. The terms of a new series contained in the new supplement to the declaration of trust and trust cash management will not be subject to your prior review or consent.
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
     As determined from postcode information for the location of cardholders as of 31 December 2005, the three largest concentrations of cardholders as at 31 December 2005 were London representing 19.1 per cent. of total outstanding balances, the South East of England with 16.5 per cent. of total outstanding balances and the East of England with 11.3 per cent. of total outstanding balances. No other region currently accounts for more than 8.6 per cent. of the outstanding balance of the receivables. These concentration levels may change in the future. Future adverse economic conditions affecting any of these regions or any of the other regions, however, could adversely affect the performance of the receivables which could result in a loss on your notes.
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
     If the taxable profits of the MTN Issuer or the issuer are greater than expected, because either the profit shown in the profit and loss account as prepared (for tax purposes) in accordance with generally accepted accounting practice as applicable in the UK for the accounting periods ending 31 December 2005 is greater than 1 basis point of the principal amount outstanding, or non deductible expenses or losses are greater than expected, the MTN Issuer or the issuer, as the case may be, will be subject to corporation tax on the greater amount at the maximum rate of currently 30 per cent., and you could suffer losses on your notes as a result.
     The structure of the issue of the notes and the ratings which are to be assigned to them are based on English law, regulatory, accounting and administrative practice in effect as at the date of this prospectus, and having due regard to the expected tax treatment of the issuer and the MTN Issuer under United Kingdom tax law and the published practice of HMRC in force or applied in the United Kingdom as at the date of this prospectus. No assurance can be given as to the impact of any possible change to English law, regulatory, accounting or administrative practice in the United Kingdom or to United Kingdom tax law, or the interpretation or administration thereof, or to the published practice of HMRC, as applied in the United Kingdom after the date of this prospectus.
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
The Medium Term Note Issuer
General
     The MTN Issuer is Barclaycard Funding PLC. It was formed in England and Wales on August 13, 1990 as Barshelfco (No.28) Limited, with registered number 2530163, as a company with limited liability under the Companies Acts 1985 and 1989, which is primary legislation under which the MTN Issuer operates. It reregistered as a public company and changed its name to Barclaycard Funding PLC on October 19, 1999.
     The MTN Issuer was formed principally to issue medium term notes or certificates from time to time in series; enter into financial arrangements to issue the medium term notes or certificates; purchase series of investor certificates from time to time representing a beneficial interest in the receivables trust and enter into documents and exercise its powers connected to the foregoing. The MTN Issuer has not engaged in any activities since its incorporation other than the above.
     The MTN Issuer has a fiscal year end of December 31.
Property, Plant and Equipment
     The property of the MTN Issuer consists of Investor Certificates representing beneficial interests in Series 02-1, Series 03-1, Series 03-2, Series 03-3, Series 04-1, Series 04-2, Series 05-1, Series 05-2, Series 05-3 and Series 05-4 of the receivables trust. Aside from the Investor Certificates, we do not own, lease, or otherwise occupy any property.
Legal Proceedings
     There are none, nor since the MTN Issuer’s incorporation have there been any, legal or arbitration proceedings, including any proceedings that are pending or threatened of which any of the MTN Issuer is aware, which may have, or have had in the recent past, a significant effect on the MTN Issuer’s financial position.

The Receivables Trustee and the Receivables Trust
General
     The Receivables Trustee is a private limited liability company incorporated under the laws of Jersey, Channel Islands on September 29, 1999. The shares of the Receivables Trustee are held by nominee companies on behalf of a professional trustee company — not affiliated with Barclays — as trustee on trust for charitable purposes. This means that any profits received by the Receivables Trustee, after all amounts have been paid on the investor certificates and in meeting the costs and expenses of the receivables trustee, will be available to be divided to the trustee for distribution for charitable purposes or to charities exclusively for charitable purposes selected at the discretion of the receivables trustee. The Receivables Trustee acts as trustee of the receivables trust.
     The receivables trust is a trust formed under English law the terms and conditions of which are contained in a deed of amendment and restatement relating to a declaration of trust and trust cash management agreement dated November 23, 1999 as supplemented by the following:
•	Series 02-1 Supplement to declaration of trust and trust management agreement dated October 29, 2002.

•	Series 03-1 Supplement to declaration of trust and trust management agreement dated April 8, 2003.

•	Series 03-2 Supplement to declaration of trust and trust management agreement dated June 19, 2003.

•	Series 03-3 Supplement to declaration of trust and trust management agreement dated September 18, 2003.

•	Series 04-1 Supplement to declaration of trust and trust management agreement dated March 11, 2004.

•	Series 04-2 Supplement to declaration of trust and trust management agreement dated November 23, 2004.

•	Series 05-1 Supplement to declaration of trust and trust management agreement dated June 22, 2005.

•	Series 05-2 Supplement to declaration of trust and trust management agreement dated September 13, 2005.

•	Series 05-3 Supplement to declaration of trust and trust management agreement dated October 18, 2005.

•	Series 05-4 Supplement to declaration of trust and trust management agreement dated November 23, 2005.
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
     Officer’s Certificates of Compliance, executed by a director of each of the Company, the MTN Issuer and the Receivables Trustee are filed herewith as Exhibits 13.1, 13.2 and 13.3. The Officer’s Certificate of Compliance of the Company contains a statement that the Company has complied with all conditions and covenants under the Relevant Documents for the issuance of the Notes by the Company. The Officer’s Certificate of Compliance of the MTN Issuer and the Receivables Trustee contains a statement that the MTN Issuer and the Receivables Trustee, respectively have complied with all conditions and covenants under the Relevant Documents for the issuance of the MTN Certificates and the investor certificates by the MTN Issuer the receivables trust respectively.
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
     The receivables were assigned to Gracechurch Receivables Trustee Limited, a special purpose company incorporated in Jersey, Channel Islands, acting as receivables trustee. The receivables trustee holds the receivables on trust for Barclaycard, as transferor beneficiary and excess interest beneficiary, and a special purpose subsidiary of Barclays called Barclaycard Funding PLC, the “MTN Issuer”, as investor beneficiary. Barclaycard separately transferred its entitlement to receive excess interest attributable to the MTN Issuer.
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

Name	Nationality	Business Address
Paul Gerard Turner	British	1234 Pavilion Drive, Northampton NN4 7SG
SFM Directors Limited		35 Great St Helens, London EC3A 6AP
SFM Directors (No. 2) Limited		35 Great St Helens, London EC3A 6AP
John Llewellyn-Jones (alternate director)	British	1234 Pavilion Drive, Northampton NN4 7SG
     Mr. Paul Gerard Turner and Mr. John Llewellyn-Jones are employed by Barclays Bank PLC trading as Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Financial Director, Barclaycard credit cards and loans and Financial Controller, Barclaycard, respectively.
     The directors of SFM Directors Limited and SFM Directors (No. 2) Limited are Jonathan Keighley, James Macdonald and Robert Berry. Their principal activities include the provision of directors and corporate management services to structured finance transactions as directors on the boards of SFM Directors Limited and SFM Directors (No. 2) Limited. The business addresses of the directors of SFM Directors Limited and SFM Directors (No. 2) Limited are 35 Great St Helens, London EC3A 6AP.

The MTN Issuer
     The following sets out the directors of the MTN Issuer and their business addresses. Because the MTN Issuer is organized as a special purpose company and will be largely passive, it is expected that the directors of the MTN Issuer in that capacity will participate in its management to a limited extent.

Name	Nationality	Business Address
Paul Gerard Turner	British	1234 Pavilion Drive, Northampton NN4 7SG
John Llewellyn-Jones (alternate director)	British	1234 Pavilion Drive, Northampton NN4 7SG
SFM Directors Limited		35 Great St Helens, London EC3A 6AP
     Mr. Paul Gerard Turner and Mr. John Llewellyn-Jones are employed by Barclays Bank PLC trading as Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Financial Director, Barclaycard credit cards and loans and Financial Controller, Barclaycard respectively.
The secretary of the MTN Issuer is

Name	Business Address
Barcosec Limited	1 Churchill Place, London E14 5HP
     The directors of Barcosec Limited are Alison Bibby, Marie Smith, David Blizzard, Clare Carson, Patrick Gonsalves, Frances Niven and Rebecca Potts. Their principal activities include the provision of corporate secretarial services to the Barclays group. The business address of the directors of Barcosec Limited is 1 Churchill Place, London E14 5HP.
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
Compensation
     For the year ended December 31, 2005, the directors of Gracechurch Card Funding (No.3) PLC received no compensation.
     For the year ended December 31, 2005, the directors of the MTN Issuer received no compensation.
     For the year ended December 31, 2005, the directors of the Receivables Trustee received no compensation.
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
Share Ownership
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
     Monthly Trust Cash Manager’s Reports for the monthly periods ending:
     January 31, 2005, February 28, 2005, March 31, 2005, April 30, 2005, May 31, 2005, June 30, 2005, July 31, 2005, August 31, 2005, September 30, 2005, October 31, 2005, November 30, 2005 and December 31, 2005.
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
     This summary does not discuss all aspects of U.S. federal tax law. In particular, except as specifically indicated in this summary, it addresses only purchasers in the original offering that purchased Notes at their original issue price and held notes as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, called the “Code”. It does not address special U.S. federal income tax considerations that may be important to particular investors in light of their individual investment circumstances or to certain types of investors subject to special tax rules — e.g. financial institutions, insurance companies, regulated investment companies, tax-exempt institutions, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting or investors holding the Notes as part of a conversion transaction, hedge, integrated transaction, constructive sale transaction or as a position in a straddle for tax purposes, or persons whose functional currency, as defined in Code Section 985, is not the U.S. dollar.
     Further, this discussion does not address alternative minimum tax consequences or any tax considerations to holders of interests in a noteholder. In addition, this summary does not discuss any foreign, state, local or other tax considerations. This summary is based on the Code, and administrative and judicial authorities, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis.

     In addition, if any entity or an arrangement is classified and treated for US federal income tax purposes as a partnership, the U.S. federal income tax treatment of the partners in the partnership generally will depend on the classification and treatment of the partners and activities of the partnership. Investors in Notes that are partnerships, and partners in such partnerships, should consult their own tax advisors to determine the U.S. federal income tax consequences to them of the purchase, ownership and disposition of the Notes.
     The company received an opinion of US tax counsel to the effect as described below, each of the receivables trust, the MTN Issuer and the Company would not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and will not be subject to U.S. federal income tax on its net income. The company has also received an opinion of US tax counsel to the effect that, as described below, although there is no directly governing authority addressing the classification of securities similar to the notes, under the law in effect at the time of the initial offering, the notes would be treated as debt for U.S. federal income tax purposes. An opinion of counsel is not binding on the IRS or the courts, and no ruling on any of the consequences or issues discussed below will be sought from the IRS. There are no authorities on similar transactions involving securities issued by an entity with terms similar to those of the Notes. The Company suggests that persons that hold any Notes consult their own tax advisors about the U.S. federal income tax consequences of their investment in the Notes and United States federal tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.
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
Tax Status of the Receivables Trust, the MTN Issuer and the Company
     It is presently contemplated that each of the Receivables Trust, the MTN Issuer and the Company will conduct their respective activities, including activities undertaken on their behalf, such as servicing activities entirely outside of the United States. The Company has received an opinion of US tax counsel to the effect that assuming that the activities of each of the Receivables Trust, the MTN Issuer and the Company are, as contemplated, conducted entirely outside of the United States, and assuming each of these entities makes no investments that are subject to withholding of U.S. federal income tax, although no transaction closely comparable to that contemplated herein has been the subject of a Treasury regulation, revenue ruling or judicial decision and hence the matter cannot be free from doubt, each of the Receivables Trust, the MTN Issuer and the Company will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and that each of these entities will not be subject to U.S. federal income tax on its income.
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
United States Holders
Tax Treatment of the Notes as Indebtedness
     The Company will treat the Notes as debt for U.S. federal income tax purposes. Each holder of Notes, by acceptance of such Notes, will also agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The Company has received an opinion of US tax counsel to the effect that although there is no directly governing authority addressing the classification of securities similar to the Notes, under current law, the Notes will be treated as indebtedness for U.S. federal income tax purposes. Such agreement and opinion are not binding on the IRS and, as stated above, no assurance can be given that the IRS will not contend, and that a court will not ultimately hold, that the class C notes, and to a lesser extent one or more classes of more senior notes because of their place in the capital structure of the Company and other equity features, are equity. As discussed below, treatment of the Notes as equity interests could have adverse tax consequences for United States holders.
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
     Alternative Tax Treatment of Notes as Equity . . The Company has received an opinion of US tax counsel to the effect, and intends to take the position,, that the Notes are debt for U.S. federal income tax purposes. Consequently, the U.S. federal income tax consequences of purchasing, owning and disposing of the Notes should be as set forth above. However, if the Notes were not treated as debt, they would likely be treated as equity interests in the Company.
     Investment in a Passive Foreign Investment Company . Because of the nature of the income of the Company, the Company would constitute a passive foreign investment companies — or “PFIC”. Accordingly, United States holders of any class of Notes treated as equity would be shareholders in a PFIC.
     In general, United States holders treated as shareholders of a PFIC would be subject to special tax rules on excess distributions made to them by the Company, including a ratable inclusion of “excess distributions” in the United States holder’s gross income as ordinary income (and not as qualified dividend income taxable at the long-term capital gain rates in the hands of non-corporate United States holders) and requirement for the payment of an interest charge on tax that is deemed to have been deferred on these excess distributions. Excess distributions would generally include (1) certain distributions on a United States shareholder’s equity interest in the Company for a taxable year, if the total of those amounts exceeds 125 per cent. of the average amount of distributions from the Company made during a specified base period, and (2) gain from the disposition, or deemed disposition, of the equity interest in the Company. United States holders generally might avoid these unfavorable consequences if they made either of two specific elections available under the Code with respect to shares in a PFIC, but it is uncertain whether either election would be available for the Notes.

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
Taxation of U.S. Residents
     Interest on the Notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to United Kingdom income tax by direct assessment even where paid without withholding. However, subject to the comments below, under the terms of the Convention of July 24, 2001 between the United Kingdom and the United States of America, called the “Convention”, a person who is a U.S. resident for the purposes of the Convention, called a “U.S. noteholder”, will not be subject to United Kingdom tax on any coupon beneficially owned by him, unless he carries on business in the United Kingdom through a permanent establishment situated in the United Kingdom, and the Notes are effectively connected with such permanent establishment or fixed base, or in certain other circumstances specified in the Convention where relief is not available.
     However, this general position is subject to the application of extensive anti-avoidance provisions that may affect the ability of U.S. noteholders to claim relief under the Convention.
     There are certain other exemptions from United Kingdom income tax by direct assessment which are conferred by United Kingdom domestic tax law on persons not resident in the United Kingdom.

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
Proposed European Union Savings Directive
     On June 3, 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. Under the directive each Member State is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within the jurisdiction of the first-mentioned Member State to or collected by such a person for, an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.
Other Rules Relating to United Kingdom Withholding Tax
1.	Where interest has been paid under deduction of United Kingdom income tax, holders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

2.	The references to “interest” above mean “interest” as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of “interest” or “principal” which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

3.	The above description of the United Kingdom withholding tax position assumes that there will be no substitution of Companies and does not consider the tax consequences of any such substitution.

4.	The Notes may be issued at an issue price of less than 100 per cent. of their principal amount. Any discount element on any of these Notes will not be subject to any United Kingdom withholding tax pursuant to the provisions mentioned above, but may be subject to reporting requirements as mentioned above.

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
     Noteholders that are investment trusts, venture capital trusts, authorized unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the Notes as other noteholders that are within the charge to United Kingdom corporation tax, other than, in each case, with respect to gains or losses that are treated for tax purposes as being of a capital nature in respect of these Notes.
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

Principal Paying Agent	Other Paying Agent
Bank of New York	Bank of New York
1 Canada Square	1 Wall Street
London	New York
E14 5AL	New York 10286
Documents on display
     It is possible to read and copy documents that have been filed by Gracechurch Card Funding (No.3) PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s office of Investor Education and Assistance located at 100F Street, NE, Washington DC 20549-0213. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and in the website maintained by the SEC at www.sec.gov.
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
Item 16C. Principal Accountant Fees and Services
     The independent registered public accounting firm, PriceWaterhouseCoopers LLP have been engaged for a fixed term to render audit services. Any further proposed services must be approved in advance, prior to commencement of the engagement.
Total auditors’ remuneration in relation to the 2005 statutory audit was £7,400 (2004:7,050).
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     Not applicable.
PART III
Item 19. Exhibits
The following documents are filed as part of this Annual Report:

Exhibit 12.1	Certification of Paul Gerard Turner, Director of Gracechurch Card Funding (No.3) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Paul Gerard Turner, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.3	Certification of Paul Gerard Turner, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Gracechurch Card Funding (No.3) PLC’s Officer’s Certificate of Compliance

Exhibit 13.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

Exhibit 13.3	The Receivables Trustee’s Officer’s Certificate of Compliance

Exhibit 99.1	Annual Servicer’s Certificate

Exhibit 99.2	Report of Independent Accountants

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracechurch Card Funding (No. 3) PLC
/s/ Paul Gerard Turner
Name:	Paul Gerard Turner
Title:	Director

Barclaycard Funding PLC
/s/ Paul Gerard Turner
Name:	Paul Gerard Turner
Title:	Director

Gracechurch Receivables Trustee Limited
/s/ Paul Gerard Turner
Name:	Paul Gerard Turner
Title:	Director

Date: June 23, 2006

Index to Exhibits

Exhibit No.	Document Description
12.1	Certification of Paul Gerard Turner, Director of Gracechurch Card Funding (NO.3) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Paul Gerard Turner, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3	Certification of Paul Gerard Turner, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Gracechurch Card Funding (No.3) PLC’s Officer’s Certificate of Compliance

13.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

13.3	The Receivables Trustee’s Officer’s Certificate of Compliance

99.1	Annual Servicer’s Certificate

99.2	Report of Independent Accountants